EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Proxy Statement of KapStone Paper and Packaging Corporation that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-223964) and related Prospectus of Whiskey Holdco, Inc. for the registration of 12,883,128 shares of its common stock and to the incorporation by reference therein of our reports dated November 17, 2017, with respect to the consolidated financial statements of WestRock Company, and the effectiveness of internal control over financial reporting of WestRock Company, included in its Annual Report (Form 10-K) for the year ended September 30, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 28, 2018